CERTIFICATE OF QUALIFIED PERSON
I, Marc Jutras, P. Eng., M.A.Sc., do hereby certify that:
1.This certificate applies to the technical report entitled “NI 43-101 Technical Report for the Mulatos Property, Sahuaripa, Sonora, Mexico” prepared for Alamos Gold Inc. and with an effective date of December 31, 2022;
2.I am currently employed as Principal, Mineral Resources with Ginto Consulting Inc. with an office at 333 West 17th Street, North Vancouver, British Columbia, V7M 1V9;
3.I am a graduate of the University of Quebec in Chicoutimi in 1983, and hold a Bachelor’s degree in Geological Engineering. I am also a graduate of the Ecole Polytechnique of Montreal in 1989, and hold a Master’s degree of Applied Sciences in Geostatistics;
4.Since 1984, I have worked continuously in the field of mineral resource estimation of numerous international exploration projects and mining operations. I have been involved in the evaluation of mineral resources at various levels: early to advanced exploration projects, preliminary studies, preliminary economic assessments, prefeasibility studies, feasibility studies and technical due diligence reviews;
5.I am a Registered Professional Engineer with the Engineers and Geoscientists British Columbia (license # 24598) and Engineers and Geoscientists Newfoundland and Labrador (license # 09029). I am also a Registered Engineer with the Quebec Order of Engineers (license # 38380);
6.I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101;
7.I have visited the project site at several times with the latest visit from May 12 to 17, 2018. During these site visits, the core logging and sample preparation facilities were visited. Core logging procedures and drill core were reviewed. A geologic tour of the outcrops and drill hole locations of the various deposits at Mulatos was also carried out, along with discussions with the geology staff. Overall, the site visits were beneficial in better understanding the geological setting of the gold mineralization at the Mulatos Property;
8.I am responsible for Section 14 of this Technical Report and for parts of Sections 1, 25 and 26;
9.I am independent of the Issuer, Alamos Gold Inc., and related companies applying all of the tests in Section 1.5 of the NI 43-101;
10.I have had prior involvement with the property that is the subject of this Technical Report, as I was an author and a Qualified Person of the previous technical report on the property, dated December 21, 2012;
11.As of the effective date of this Technical Report, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;
12.I have read NI 43-101, and the Technical Report has been prepared in accordance with NI 43-101 and Form 43-101F1.

Dated this 27th day of March 2023
Marc Jutras, P. Eng., M.A.Sc.
(Original signed and sealed)
Principal, Mineral Resources, Ginto Consulting Inc.